Exhibit 21

BRITISH AMERICAN TOBACCO p.l.c. (the “Company”)
NOTIFICATION IN ACCORDANCE WITH UK LISTING RULE 6.4.9R(2)

The Company announces that with effect from 16 December 2025, Karen Guerra, a Non-Executive Director of the Company, has been appointed as an Independent Director of Société Bic S.A., a company listed on the Euronext Paris.

Claire Dhokia
Deputy Company Secretary

16 December 2025

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